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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                            ------------------------

                               THE RIVAL COMPANY
                       (Name of Subject Company [Issuer])

                           MORIARTY ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                             HOLMES PRODUCTS CORP.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   768020109
                     (CUSIP Number of Class of Securities)

                                 JORDAN A. KAHN
                                   PRESIDENT
                             HOLMES PRODUCTS CORP.
                             233 FORTUNE BOULEVARD
                               MILFORD, MA 01757
                                 (508) 634-8050
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

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                                WITH A COPY TO:
                             DONALD H. SIEGEL, P.C.
                           MICHAEL L. ANDRESINO, ESQ.
                      POSTERNAK, BLANKSTEIN & LUND, L.L.P.
                            100 CHARLES RIVER PLAZA
                          BOSTON, MASSACHUSETTS 02114
                                 (617) 973-6100

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     Moriarty Acquisition Corp., a Delaware corporation ("Purchaser"), and
Holmes Products Corp., a Massachusetts corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on December 23, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Rival Company, a Delaware corporation (the "Company"), at a purchase price of $13.75 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 and the Offer to Purchase dated December 23, 1998, except as may otherwise be provided herein.

ITEM 10.  ADDITIONAL INFORMATION.

     (b)-(c) The information set forth in Paragraphs (b) and (c) of Item 10 is hereby amended and supplemented by the following:

     The FTC has granted Parent's and the Company's request for early termination of the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer. A press release relating to the foregoing is filed as Exhibit (a)(10) to the Schedule 14D-1 and is incorporated herein by reference. Affiliates of Berkshire Partners are awaiting the FTC's approval regarding the acquisition of additional common stock of Parent pursuant to the Equity Commitment, which approval is expected prior to the initial Expiration Date of the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby supplemented by adding thereto the following exhibit:

     (a)(10) Text of Press Release issued by Parent and the Company on January 7, 1999.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HOLMES PRODUCTS CORP.

                                            By:   /s/ IRA B. MORGENSTERN
                                              ----------------------------------
                                                      IRA B. MORGENSTERN
                                               SENIOR VICE PRESIDENT -- FINANCE

                                            MORIARTY ACQUISITION CORP.

                                            By:   /s/ IRA B. MORGENSTERN
                                              ----------------------------------
                                                      IRA B. MORGENSTERN
                                                          TREASURER

Dated: January 7, 1999

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                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
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
  (a)(10)      Text of Press Release issued by Parent on January 7, 1999